Exhibit 99.1

CNH Industrial July Board of Directors Meeting

London, July 14, 2015

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) informs that its next Board of Directors meeting will be held on July 29, 2015, instead of July 30, 2015.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

CNH Industrial Corporate Communications

Email: mediarelations@cnhind.com

www.cnhindustrial.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom